Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2011. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Form of Government

The President is the chief of the executive branch of the Government. In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012, and declared Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), President-elect of Mexico. Mr. Peña Nieto took office on December 1, 2012, replacing Mr. Felipe Calderón Hinojosa, a member of the Partido Acción Nacional (National Action Party, or PAN). The new President’s term will expire on November 30, 2018.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) grew by 4.2% in real terms during the first nine months of 2012, as compared with the same period of 2011. The agriculture, forestry, fishing and hunting sector increased by 6.6%; the mining sector increased by 0.8%; the utilities sector grew by 2.9%; the construction sector grew by 4.8%; the manufacturing sector grew by 5.0%; the wholesale and retail trade sector grew by 5.1%; the transportation and warehousing sector grew by 4.3%; the information sector grew by 9.4%; the finance and insurance sector grew by 10.2%; the real estate, rental and leasing sector grew by 2.5%; professional, scientific and technical services grew by 1.8%; management of companies and enterprises grew by 4.4%; administrative support, waste management and remediation services grew by 3.7%; education services grew by 1.1%; health care and social assistance grew by 2.0%; arts, entertainment and recreation grew by 3.6%; accommodation and food services grew by 4.8%; and other services (except public administration) grew by 4.6%, and public administration increased by 1.7%, each in real terms as compared to the first nine months of 2011.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector(1)

	2007	2008	2009	2010	2011	First Nine Months of 2012(2)
GDP (constant 2003 prices)	3.3%	1.2%	(6.0)%	5.3%	3.9%	4.2%
Primary Activities:
Agriculture, forestry, fishing and hunting	2.3	1.2	(3.2)	2.9	(2.6)	6.6
Secondary Activities:
Mining	(0.2)	(1.7)	(2.9)	1.2	(1.0)	0.8
Utilities	3.7	(2.3)	1.8	10.4	6.6	2.9
Construction	4.4	3.1	(7.3)	(0.6)	4.6	4.8
Manufacturing	1.7	(0.7)	(9.9)	9.9	4.9	5.0
Tertiary activities:
Wholesale and retail trade	5.0	0.9	(14.2)	11.7	9.4	5.1
Transportation and warehousing	3.7	0.0	(5.9)	7.5	3.2	4.3
Information	11.6	8.0	0.8	1.5	5.1	9.4
Finance and insurance	13.9	12.8	1.7	13.1	10.1	10.2
Real estate, rental and leasing	3.1	3.0	(1.9)	1.9	2.4	2.5
Professional, scientific and technical services	3.1	3.0	(5.1)	(1.0)	4.8	1.8
Management of companies and enterprises	(3.0)	14.0	(8.1)	5.5	2.0	4.4
Administrative support, waste management and remediation services	3.1	1.6	(4.8)	1.6	5.2	3.7
Education services	1.9	0.8	0.5	0.1	1.8	1.1
Health care and social assistance	2.5	(1.5)	0.8	0.8	1.8	2.0
Arts, entertainment and recreation	3.1	1.5	(4.6)	6.0	2.2	3.6
Accommodation and food services	2.6	0.9	(7.7)	3.2	2.5	4.8
Other services (except public administration)	3.9	0.7	(1.0)	1.0	2.8	4.6
Public administration	1.7	1.1	3.8	3.1	(2.1)	1.7

Note:	Numbers may not total due to rounding.
(1)	Preliminary. These figures are subject to periodic revision.
(2)	First nine months of 2012 as compared to same period of 2011.

Source: National Institute of Statistics and Geography.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for the eleven months ended November 30, 2012 was 3.3%, 0.36 percentage points higher than during the same period of 2011.

Interest Rates

During the first eleven months of 2012, interest rates on 28-day Treasury bills (Cetes) averaged 4.3% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.2% and on 91-day Cetes of 4.3% during the same period of 2011. On December 19, 2012, the 28-day Cetes rate was 3.9% and the 91-day Cetes rate was 4.1%.

Unemployment Rate

At October 31, 2012, the unemployment rate was 5.0%, as compared to an unemployment rate of 4.5% at December 31, 2011.

2012 Labor Law Reform

On November 30, 2012, amendments to the Ley Federal del Trabajo (Federal Labor Law) were published in the Diario Oficial de la Federación (Official Gazette of the Federation). These amendments, which took effect on December 1, 2012, included, among others, the following labor reforms:

•

the enhancement of dignity in the workplace by including rules against workplace discrimination and adding bullying and sexual harassment to the list of justifiable grounds for the termination of an employee;

•

the introduction of the seasonal employment classification, which includes short-term employment to satisfy the need for additional workforce during industry peak seasons, as well as the introduction of temporary employment contracts;

•

the regulation of outsourcing practices, including the establishment of conditions that any outsourcing activities must satisfy, as well as the requirement that all outsourcing contracts be made in writing;

•	the recognition of the hourly wage system, provided that maximum number of hours per day is not exceeded and the total income is not less than the minimum for one work day;

•	the establishment of mandatory training for employers and employees, with the express objectives of increasing productivity and maximizing human, material and financial resources;

•

the ability of employers to utilize trial and initial training periods, during which employers will have the opportunity to assess whether candidates possess the requisite knowledge or skills to satisfactorily perform their duties; and

•

the promotion of union transparency and democracy through the introduction of standards relating to the election of union leaders, the administration of union assets and the requirement that union officials abide by principles of impartiality, equity and accountability.

These reforms are intended to facilitate Mexican economic growth, promote job creation and provide employers with greater certainty with respect to the development and implementation of employment practices.

Principal Sectors of the Economy

Manufacturing

According to preliminary figures, the manufacturing sector expanded by 4.9% in real terms during the first ten months of 2012, as compared to the same period of 2011, mainly driven by an expansion in the transportation equipment manufacturing sector. Eighteen manufacturing sectors experienced growth during the first ten month of 2012 as compared to the same period of 2011: food manufacturing grew by 1.6%; beverage and tobacco product manufacturing grew by 1.3%; the production of textile mills grew by 2.4%; leather and allied product manufacturing grew by 4.4%; wood product manufacturing grew by 12.1%; paper manufacturing increased by 4.8%; printing and related support activities grew by 7.4%; petroleum and coal products manufacturing grew by 1.6%; chemical manufacturing grew by 0.2%; plastic and rubber products manufacturing grew by 8.6%; nonmetallic mineral product manufacturing grew by 2.8%; primary metal manufacturing grew by 4.5%; fabricated metal product manufacturing grew by 7.3%; machinery manufacturing grew by 4.7%; electrical equipment, appliance and component manufacturing grew by 2.7%; transportation equipment manufacturing grew by 13.8%; furniture and related product manufacturing grew by 14.3%; and miscellaneous manufacturing grew by 3.4%, each in real terms. However, the production of textile product mills decreased by 0.2%; the production of apparel manufacturing decreased by 0.4%; and computer and electronic products manufacturing decreased by 1.6%, each in real terms.

Petroleum and Petrochemicals

Based on the unaudited interim financial information of PEMEX for the nine-month period ended September 30, 2012, PEMEX’s total revenues increased by 7.7%, from Ps. 1,138.1 billion during the first nine months of 2011 to Ps. 1,226.3 billion in the first nine months of 2012. The increase in total revenues resulted primarily from higher crude oil prices and an increase in the sales volumes of petroleum products. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 9.5% in the first nine months of 2012, from Ps. 576.9 billion in the first nine months of 2011 to Ps. 631.6 billion in the first nine months of 2012, primarily due to an increase in the sale prices and greater volumes of sales of gasoline, diesel, solvent and jet fuel. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 5.8% in peso terms, from Ps. 557.2 billion in the first nine months of 2011 to Ps. 589.4 billion in the first nine months of 2012, primarily due to higher crude oil prices.

In the first nine months of 2012, PEMEX reported a net income of Ps. 31.9 billion (U.S. $2.5 billion) on Ps. 1,226.3 billion in total revenues, as compared to a net loss of Ps. 64.0 billion (U.S. $5.0 billion) on Ps. 1,138.1 billion in total revenues in the first nine months of 2011. This increase in net income is primarily explained by (i) an increase in PEMEX’s total revenues, which resulted from higher crude oil product prices and increases in the sales volumes of petroleum products, (ii) an increase in other revenues primarily due to a larger IEPS tax credit and (iii) the increase in PEMEX’s income associated with comprehensive financing result due to net foreign exchange gains, as a result of the greater appreciation of the Mexican peso against the euro and the U.S. dollar during the first nine months of 2012 as compared to the first nine months of 2011.

Tourism

During the first ten months of 2012, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) increased, totaling U.S. $10.2 billion, a 7.0% increase from the level during the same period of 2011. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $8.1 billion in the first ten months of 2012, a 7.4% increase from the level during the same period of 2011. The number of tourists to the interior in the first ten months of 2012, 10.8 million, represented a 3.3% increase from the level in the same period of 2011, while the average expenditure per tourist to the interior increased by 4.0%, to U.S. $752.5. During the first ten months of 2012, expenditures by Mexican tourists abroad amounted to U.S. $4.0 billion, a 5.3% increase from the level during the same period of 2011, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) amounted to U.S. $6.7 billion during the first ten months of 2012, a 6.0% increase from the expenditures in the same period of 2011. The tourism balance recorded a surplus of U.S. $3.6 billion in the first ten months of 2012, a 8.8% increase from the U.S. $3.3 billion surplus recorded in the same period of 2011.

Financial System

Central Bank and Monetary Policy

At October 31, 2012, the M1 money supply was 5.4% greater in real terms, as compared to the level at October 31, 2011. The amount of bills and coins held by the public at October 31, 2012 was 7.9% greater in real terms than at October 31, 2011, while the aggregate amount of checking account deposits denominated in pesos at October 31, 2012 was 1.3% lower in real terms than at October 31, 2011.

At October 31, 2012, financial savings were 10.5% greater in real terms than financial savings at October 31, 2011. Savings generated by Mexican residents increased by 4.9% and savings generated by non-residents increased by 46.4%, in each case real terms and as compared to their respective levels at October 30, 2011.

At December 16, 2012, the monetary base totaled Ps. 820.2 billion, a 7.4% nominal increase from the level of Ps. 763.5 billion at December 31, 2011.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced from 8.25% to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. At December 18, 2012, the minimum overnight funding rate remained at 4.50%.

The Securities Market

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index or IPC) based on a group of the 35 most actively traded shares. At December 18, 2012, the IPC stood at 43,826.0 points, representing an 18.2% increase from the level as of December 31, 2011.

Banking Supervision and Support

At July 31, 2012, the total amount of past-due loans of commercial banks was Ps. 65.5 billion, as compared to Ps. 60.2 billion at December 31, 2011. At July 31, 2012, the total loan portfolio of the banking system was 4.2% higher in real terms than the total loan portfolio at December 31, 2011. The past-due loan ratio of commercial banks was 2.5% at July 31, 2012, as compared to a ratio of 2.5% at December 31, 2011. The amount of loan loss reserves held by commercial banks totaled Ps. 122.4 billion at July 31, 2012, as compared to Ps. 115.0 billion at December 31, 2011. At this level, commercial banks had reserves covering 186.8% of their past-due loans at July 31, 2011, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first ten months of 2012, Mexico registered a trade surplus of U.S. $0.5 billion, as compared with a trade deficit of U.S. $1.3 billion for the same period of 2011. Merchandise exports increased by 7.0% during the first ten months of 2012 to U.S. $309.3 billion, as compared to U.S. $289.2 billion for the same period of 2011. During the first ten months of 2012, petroleum exports decreased by 3.5%, while non-petroleum exports increased by 9.0%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2011. Exports of manufactured goods, which represented 81.2% of total merchandise exports, increased by 8.8% during the first ten months of 2012, as compared with exports of manufactured goods during the same period of 2011.

According to preliminary figures, during the first ten months of 2012, total imports increased by 6.3%, to U.S. $308.8 billion, as compared to U.S. $290.5 billion for the same period of 2011. During the first ten months of 2012, imports of intermediate goods increased by 6.3%, imports of capital goods increased by 10.9% and imports of consumer goods increased by 3.7%, in each case as compared to the same period of 2011.

Balance of International Payments

According to preliminary figures, during the first nine months of 2012, Mexico’s current account registered a deficit of 0.2% of GDP, or U.S. $2.6 billion, as compared to a deficit of U.S. $6.7 billion for the same period of 2011. The capital account registered a surplus of U.S. $33.2 billion during the first nine months of 2012, as compared to a surplus of U.S. $35.6 billion in the same period of 2011. Foreign investment in Mexico totaled U.S. $50.7 billion during the first nine months of 2012 and was composed of direct foreign investment inflows totaling U.S. $13.0 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $37.7 billion.

On November 5, 2012, the Comisión de Cambios (Foreign Exchange Commission) submitted a request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF, which would extend the term of the credit line two years and increase the amount available under the line to approximately U.S. $73 billion. On November 30, 2012, the IMF granted this request. As of the date of this report, no amounts have been disbursed under the contingent credit line.

Exchange Controls and Foreign Exchange Rates

During the first eleven months of 2012, the average peso/dollar exchange rate was Ps. 13.1878 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on December 18, 2012 (which took effect on the second business day thereafter) was Ps. 12.7236 = U.S. $1.00.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México would conduct an auction of U.S. $400 million on each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The daily auction will result in a sale only when the exchange rate depreciates more than 2% against the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through December 17, 2012, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

At December 14, 2012, Mexico’s international reserves totaled U.S. $163.0 billion, an increase of U.S. $20.6 billion as compared to international reserves at December 31, 2011. At December 14, 2012, the net international assets of Banco de México totaled U.S. $167.4 billion, an increase of U.S. $18.2 billion as compared to net international assets at December 31, 2011.

Public Finance

Revenues and Expenditures

According to preliminary figures, including physical investment expenditures by PEMEX, the public sector balance registered a deficit of Ps. 175.9 billion in nominal pesos during the first nine months of 2012, as compared with a deficit of Ps. 179.0 billion in nominal pesos registered for the same period of 2011. Excluding physical investment by PEMEX, the public sector balance registered a deficit of Ps. 17.8 billion in nominal pesos, as compared to Ps. 29.8 billion surplus registered for the same period of 2011.

According to preliminary figures, during the first nine months of 2012, public sector budgetary revenues amounted to Ps. 2,601.1 billion in nominal pesos, 8.3% greater in real terms as compared to the same period of 2011. During the first nine months of 2012, crude oil revenues increased by 4.9% and non-oil tax revenues increased by 10.1%, both in real terms and as compared to the same period of 2011. Non-tax revenues from PEMEX as a percentage of total public sector budgetary revenues increased from approximately 12.0% in the first nine months of 2011 to approximately 12.4% in the same period of 2012.

According to preliminary figures, during the first nine months of 2012, net public sector budgetary expenditures increased by 6.9% in real terms as compared to the first nine months of 2011. Excluding physical investment by PEMEX, net public sector budgetary programmable expenditures increased by 6.4% in real terms as compared to the first nine months of 2011. During the same period, the financial cost of public sector debt increased by 9.2% in real terms as compared to the same period of 2011.

At September 30, 2012, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 13.9 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 22.5 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 28.0 billion.

2013 Budget

On December 7, 2012, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Revenue Law for 2013, or the 2013 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget) to Congress for approval. The 2013 Revenue Law was approved on December 13, 2012, and was published in the Official Gazette of the Federation on December 17, 2012. As of the date of this report, the 2013 Expenditure Budget is still pending approval.

2012 Budget

The preliminary results for 2011 and the first nine months of 2012, as well as the budget assumptions and targets for the 2012 Budget are presented below.

2011 and First Nine Months of 2012 Results and 2012 Budget

	2011 Results(1)		2012 Budget(2)		First Nine Months of 2012 Results(3)
Real GDP growth (%)	3.9%		3.3%		4.2%
Increase in the national consumer price index (%)	3.8%		3.0%		2.1%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.00		$84	.90(4)	$103.66
Current account deficit as % of GDP	(0	.8)%	n	.a.	(0	.2)%
Average exchange rate (Ps./$1.00)	12.4		12.8		13.2
Average rate on 28-day Cetes (%)	4.2%		4.6%		4.3%
Public sector balance as % of GDP(5)	(2.5%)		(2	.4)%	(1	.1)%
Primary balance as % of GDP(5)	(0.5%)		(0	.3)%	0.2%

n.a. =	Not available.
(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) and in the Programa Económico 2012 (Economic Program for 2012), and do not reflect actual results for the year or updated estimates of Mexico’s 2012 economic results.
(3)	Preliminary.
(4)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the Federal Revenue Law for 2012. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2012 Budget.
(5)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “—Revenues and Expenditures—General” below.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at December 31, 2010, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at September 30, 2012, the net internal debt of the Government totaled Ps. 3,311.5 billion (including liabilities associated with the public sector pension reform law of Ps. 167.0 billion), a 6.4% increase in nominal terms as compared to the Ps. 3,112.1 billion outstanding at December 31, 2011. At September 30, 2012, according to preliminary figures, the gross internal debt of the Government totaled Ps. 3,594.9 billion, a 12.4% increase in nominal terms as compared to the Ps. 3,197.7 billion of gross internal debt outstanding at December 31, 2011. Of the total gross internal debt of the Government at September 30, 2012, Ps. 407.8 billion represented short-term debt and Ps. 3,187.1 billion represented long-term debt, as compared to Ps. 349.8 billion of short-term debt and Ps. 2,847.9.9 billion of long-term debt at December 31, 2011. The Government’s financing costs on internal debt totaled Ps. 109.8 billion during the first nine months of 2012, an increase of 5.4% as compared to the same period of 2011.

During the first nine months of 2012, the average maturity of the Government’s internal debt increased by 0.01 years, from 7.61 years at December 31, 2011 to 7.62 years at September 30, 2011.

At September 30, 2012, the gross internal debt of the public sector including the recognition of Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) totaled Ps. 3,849.6 billion, as compared to Ps. 3,446.8 billion outstanding at December 31, 2011. The following table summarizes the net internal public debt of the Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,										At September 30, 2012(2)
	2007		2008		2009		2010(2)		2011(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps.2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%	Ps. 3,278.4	91.2%
Cetes	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3	550.2	15.3%
Floating Rate Bonds	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3	202.5	6.3	203.8	5.7%
Inflation-Linked Bonds	235.3	12.4	334.9	13.9	430.6	15.9	530.1	18.4	642.1	20.1	747.5	20.8%
Fixed Rate Bonds	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5	1,777.0	49.4%
Other	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6	314.9	9.8	316.5	8.8%

Total Gross Debt	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps.2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 3,197.7	100.0%	Ps. 3,594.9	100.0%

Net Debt
Financial Assets(3)	(107.9)		(68.6)		(231.4)		(79.4)		(85.6)		(283.5)

Total Net Debt	Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 3,112.1		Ps.3,311.48

Gross Internal Debt/GDP		16.1%		19.8%		21.4%		21.0%		20.9%		22.9%
Net Internal Debt/GDP		15.2%		19.2%		19.6%		20.4%		20.3%		21.1%

Note:	Numbers may not total due to rounding.
n.a. = not available.
(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 973.5 billion at September 30, 2012. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the Cuenta General de la Tesoría de la Federación (General Account of the Federal Treasury) with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included, unless and until the Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB.

According to preliminary figures, at September 30, 2012, outstanding public sector gross external debt totaled U.S. $123.7 billion, as compared to U.S. $116.4 billion at December 31, 2011. Of this amount, U.S. $121.2 billion represented long-term debt and U.S. $2.4 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at September 30, 2012 represented approximately 32.4% of nominal GDP, 0.5 percentage point higher than at December 31, 2011.

According to preliminary figures, at September 30, 2012, commercial banks held approximately 12.9% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 22.5%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 64.3%; and other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1) By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2007	U.S. $	40,114	U.S. $	7,745	U.S. $	6,576	U.S. $	54,435	U.S. $	920	U.S. $	55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011(4)		60,590		47,436		5,625		113,651		2,769		116,420
At September 30, 2012(4)		65,413		50,429		5,378		121,220		2,449		123,669

By Currency(3)

	At December 31,
	2007		2008		2009		2010		2011		At September 30, 2012(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%	103,236	83.5%
Japanese yen	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8	7,642	6.2
Pounds sterling	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6	1,980	1.6
Swiss francs	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8	946	0.8
Others	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4	9,865	7.9

Total	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%	123,669	100.0%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at September 30, 2012), (b) external borrowings by the public sector after September 30, 2011 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.